Mail Stop 6010


							September 21, 2005



Via U.S. Mail and Facsimile 561.881.5652

Mr. Shevach Saraf
Chief Executive Officer
Solitron Devices, Inc.
3301 Electronics Way
West Palm Beach, FL 33407


	Re:	Solitron Devices, Inc.
		Form 10-KSB for year ended February 28, 2005
		Filed June 16, 2005
		File No. 001-04978

Dear Mr. Saraf:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended February 28, 2005

Financial Statements, page 22

Note 1. Summary of Operations and Significant Accounting Policies, page 28

Shipping and Handling, page 28

1. You state that shipping and handling costs billed to customers are recorded in cost of sales as an offset to common freight charges. Please amend, if material, to include these amounts in your revenues in accordance with EITF 00-10, or tell us why the current presentation is appropriate under U.S. GAAP. In the alternative, if the amounts are not material, please revise future filings to comply with EITF 00-10.

Note 13.  Commitments and Contingencies, page 36

2. Please tell us and revise future filings to include a discussion of the six sites listed on page eight, and not only the four sites currently discussed. Also, please provide all of the disclosures required by SFAS 5, SOP 96-1 and SAB Topic 5:Y in future filings with respect to your environmental costs, or tell us why you believe the current disclosure complies. Please show us the significant components of your accrued environmental expenses of $985,000 and reconcile that with your revised disclosure. Tell us and disclose in future filings how you are accounting for the agreement with the U.S.
EPA and tell us why. Include a discussion of the accounting for the contingent amounts based upon future earnings.

3. Please also note that pursuant to 310(b)(2)(ii), you must provide disclosure of material contingencies in your interim financial statements notwithstanding the disclosure in your annual financial statements. Please comply in future filings and provide us with your intended disclosure.

Item 8A. Controls and Procedures, page 39

4. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

5. In future filings, please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in Item
308(c) of Regulation S-B.

Exhibit 31

6. We note that the certification filed as Exhibit 31 was not in the proper form. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release
No. 8238. Accordingly, please revise future filings to comply with
Item 601(b)(31) of Regulation S-B.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at
202.551.3778 or me at 202.551.3604 if you have questions regarding these comments and related matters. You may also contact Michele
Gohlke, Branch Chief, at 202.551.3327.


      Sincerely,



      Kate Tillan
      Assistant Chief Accountant
Mr. Shevach Saraf
Solitron Devices, Inc.
September 21, 2005
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